Exhibit 21

SUBSIDIARIES OF ALABAMA AIRCRAFT INDUSTRIES, INC.

Name of Subsidiary	State of Organization
Alabama Aircraft Industries, Inc. - Birmingham	Alabama
Pemco Air Services System, Inc.	Colorado
Pemco Engineers Inc.	Delaware
Space Vector Corporation	Delaware
Air International Incorporated	Delaware
Pemco Aircraft Engineering Services, Inc.	Delaware